UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: November 7, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司*

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018

▪	Revenue was $850.7 million in 3Q18, compared to $890.7 million ($837.9 million, excluding technology licensing revenue) in 2Q18 and $769.7 million in 3Q17.
▪	Gross profit was $174.5 million in 3Q18, compared to $217.8 million ($165.0 million, excluding technology licensing revenue) in 2Q18 and $177.3 million in 3Q17.
▪	Gross margin was 20.5% in 3Q18, compared to 24.5% (19.7%, excluding technology licensing revenue) in 2Q18 and 23.0% in 3Q17.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on November 7, 2018, in relation to its unaudited results for the three months ended September 30, 2018.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with IFRS unless otherwise stated below.

Shanghai, China – November 7, 2018. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC”, the “Company” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2018.

Fourth Quarter 2018 Guidance:

The following statements are forward looking statements based on current expectations and involved risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

▪	Revenue to decrease by 7% to 9% QoQ.
▪	Gross margin to range from 15% to 17%.
▪

Non-GAAP operating expenses, excluding the effect of employee bonus accrual, government funding, impairment loss of machinery and equipment, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters, to range from $226 million to $230 million.

▪	Non-controlling interests of our majority-owned subsidiaries to range from positive $20 million to positive $22 million (losses to be borne by non-controlling interests).

Dr. Zhao Haijun and Dr. Liang Mong Song, SMIC’s Co-Chief Executive Officers commented, “With the support of our customers and the efforts of our colleagues, our third quarter performance was in line with guidance. When excluding revenue from technology licensing, revenue from our China region continued to grow 40% year over year, and 5% quarter over quarter. Wireless communications, power management and fingerprint IC applications were the major growth drivers. Looking at the full year, our annual revenue target remains unchanged.

Looking at the fourth quarter, although the industry has entered a period of seasonal adjustment, we continue to carry out customer engagement and verification on our advanced technology platforms, so as to gather strength for future growth.

Throughout this year, many changes have taken place both in the industry and market. At present, the most important task for SMIC is to seize the opportunities in the market and in new applications, and actively enhance the quality of products and customer service. In terms of technology research and development, we will continue to put in our utmost effort to focus on the planning and development of mainstream and advanced technology platforms, and maintain long-term and stable partnership with our customers. As China’s preferred foundry partner, we believe that together with our customers, employees and shareholders, we will benefit from the growth opportunities of China’s IC market.”

Conference Call / Webcast Announcement

Date: November 7, 2018

Time: 8:30 a.m. Beijing time

Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-5572-3895	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/en/site/company_activity or https://edge.media-server.com/m6/p/gmynvsjs

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Fourth Quarter 2018 Guidance”, “Capex Summary” and the statements contained in the quotes of our Co-Chief Executive Officers are based on SMIC's current assumptions, expectations and projections about future events. SMIC uses words like "believe," "anticipate," "intend," "estimate," "expect," "project," "target" and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC's senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition in the semiconductor industry, SMIC's reliance on a small number of customers, timely wafer acceptance by SMIC's customers, timely introduction of new technologies, SMIC's ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets, orders or judgments from pending litigation, intensive intellectual property litigation in semiconductor industry, general economic conditions and fluctuations in currency exchange rates.

In addition to the information contained in this press release, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 27, 2018, especially in the "Risk Factors" section and such other documents that we may file with the SEC or The Hong Kong Stock Exchange Limited ("SEHK") from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP measures of operating results that are adjusted to exclude finance cost, depreciation and amortization, income tax benefits and expenses, the effect of employee bonus accrual, government funding, impairment loss of machinery and equipment, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. This earnings release also includes fourth quarter 2018 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. This earnings release includes EBITDA, EBITDA margin and non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding, impairment loss of machinery and equipment, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. These non-GAAP financial measures are not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group's financial measures prepared in accordance with IFRS. The Group's non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group's business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis because the effect of these adjustment items excluded for the purpose of non-GAAP operating expenses guidance are subject to some unpredictable conditions that cannot be estimated with reasonable certainty.

Summary of Third Quarter 2018 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	3Q18	2Q18	QoQ	3Q17	YoY
Revenue	850,662	890,713	-4.5%	769,723	10.5%
Cost of sales	(676,119)	(672,880)	0.5%	(592,426)	14.1%
Gross profit	174,543	217,833	-19.9%	177,297	-1.6%
Operating expenses	(180,371)	(198,697)	-9.2%	(154,592)	16.7%
(Loss) profit from operations	(5,828)	19,136	-	22,705	-
Other income (expense), net	17,843	14,955	19.3%	7,290	144.8%
Profit before tax	12,015	34,091	-64.8%	29,995	-59.9%
Income tax (expense) benefit	(4,424)	(2,426)	82.4%	595	-
Profit for the period	7,591	31,665	-76.0%	30,590	-75.2%
Other comprehensive income (loss):
Exchange differences on translating foreign operations	(28,192)	(18,510)	52.3%	5,686	-
Change in value of available-for-sale financial assets	-	-	-	(455)	-
Cash flow hedges	758	16,831	-95.5%	5,620	-86.5%
Actuarial gains or losses on defined benefit plans	159	767	-79.3%	32	396.9%
Share of other comprehensive income of joint ventures accounted for using equity method	-	-	-	5,891	-
Total comprehensive (loss) income for the period	(19,684)	30,753	-	47,364	-

Profit (loss) for the period attributable to:
Owners of the Company	26,559	51,599	-48.5%	25,899	2.5%
Non-controlling interests	(18,968)	(19,934)	-4.8%	4,691	-
Profit for the period	7,591	31,665	-76.0%	30,590	-75.2%

Gross margin	20.5%	24.5%		23.0%

Earnings per ordinary share(1) Basic	$0.00*	$0.01		$0.01
Diluted	$0.00*	$0.01		$0.01
Earnings per ADS(2) Basic	$0.02	$0.05		$0.03
Diluted	$0.02	$0.05		$0.03
Wafers shipped (in 8” equivalent wafers)	1,315,007	1,258,336		1,076,039
Capacity utilization(3)	94.7%	94.1%		83.9%

Note:

(1)

Based on weighted average ordinary shares of 5,014 million (basic) and 5,040 million (diluted) in 3Q18, 4,932 million (basic) and 5,340 million (diluted) in 2Q18, and 4,651 million (basic) and 4,690 million (diluted) in 3Q17.

(2)	Each ADS represents 5 ordinary shares.
(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.
▪

Revenue was $850.7 million in 3Q18, compared to $890.7 million ($837.9 million, excluding technology licensing revenue) in 2Q18. Revenue, excluding the technology licensing revenue, increased in 3Q18 mainly due to an increase in wafer shipment in 3Q18.

▪	Cost of sales was $676.1 million in 3Q18, compared to $672.9 million in 2Q18.

* Basic and diluted earnings per share were $0.0049.

▪	Gross profit was $174.5 million in 3Q18, compared to $217.8 million ($165.0 million, excluding technology licensing revenue) in 2Q18.
▪	Gross margin was 20.5% in 3Q18, compared to 24.5% (19.7%, excluding technology licensing revenue) in 2Q18.
▪	Operating expenses were $180.4 million in 3Q18, a decrease of 9.2% QoQ from $198.7 million in 2Q18, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.
▪	Other income (expense), net was $17.8 million gain in 3Q18, as compared to $15.0 million gain in 2Q18. The change was mainly due to the reasons stated in Other Income (Expense), Net below.
▪

Exchange differences on translating foreign operations were $28.2 million loss in 3Q18 and $18.5 million loss in 2Q18. The change was mainly due to the translation difference from the subsidiaries and associates using RMB as the functional currency caused by the depreciation of RMB against USD.

Analysis of Revenue

Revenue Analysis
By Application	3Q18	2Q18	3Q17
Computer	7.5%	5.7%	5.8%
Communications	46.3%	40.3%	45.3%
Consumer	32.5%	37.1%	37.0%
Auto/Industrial	7.5%	7.4%	8.1%
Others	6.2%	9.5%	3.8%
By Service Type	3Q18	2Q18	3Q17
Wafers	94.4%	90.0%	98.4%
Mask making, testing, others	5.6%	10.0%	1.6%
By Geography	3Q18	2Q18	3Q17
North America(1)	33.0%	33.0%	41.9%
China(2)	57.9%	58.6%	45.7%
Eurasia(3)	9.1%	8.4%	12.4%
Wafer Revenue Analysis
By Technology	3Q18	2Q18	3Q17
28 nm	7.1%	8.6%	8.8%
40/45 nm	18.7%	17.5%	20.6%
55/65 nm	21.0%	24.2%	20.2%
90 nm	1.4%	1.2%	1.4%
0.11/0.13 µm	8.7%	7.6%	8.1%
0.15/0.18 µm	39.5%	37.1%	37.8%
0.25/0.35 µm	3.6%	3.8%	3.1%

Note:

(1)	Presenting the Revenue to those companies whose headquarters are in the United States, but ultimately selling and shipping the products to their global customers.
(2)	Including Hong Kong, but excluding Taiwan
(3)	Excluding China and Hong Kong

Capacity*

Fab	3Q18	2Q18
Shanghai 200mm fab	106,000	108,000
Shanghai 300mm fab	33,750	38,250
Beijing 300mm fab	94,500	96,750
Tianjin 200mm fab	53,000	50,000
Shenzhen 200mm fab	40,300	35,000
Shenzhen 300mm fab	6,750	6,750
Majority-owned Beijing 300mm fab	74,250	72,000
Majority-owned Avezzano 200mm fab	42,325	42,325
Total monthly wafer fabrication capacity	450,875	449,075

Note:

*	Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

▪	Monthly capacity was 450,875 8-inch equivalent wafers in 3Q18 from 449,075 8-inch equivalent wafers in 2Q18.

Shipment and Utilization

8” equivalent wafers	3Q18	2Q18	QoQ	3Q17	YoY
Wafer shipments	1,315,007	1,258,336	4.5%	1,076,039	22.2%
Utilization rate(1)	94.7%	94.1%	-	83.9%	-

Note:

(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	3Q18	2Q18	QoQ	3Q17	YoY
Cost of sales	676,119	672,880	0.5%	592,426	14.1%
Depreciation	208,335	211,284	-1.4%	178,302	16.8%
Other manufacturing costs	466,887	460,440	1.4%	413,089	13.0%
Share-based compensation	897	1,156	-22.4%	1,035	-13.3%
Gross profit	174,543	217,833	-19.9%	177,297	-1.6%
Gross margin	20.5%	24.5%	-	23.0%	-

▪	Cost of sales was $676.1 million in 3Q18, compared to $672.9 million in 2Q18.
▪	Depreciation within the cost of sales decreased by 1.4% to $208.3 million in 3Q18, compared to $211.3 million in 2Q18.
▪	Other manufacturing costs within the cost of sales increased by 1.4% to $466.9 million in 3Q18, compared to $460.4 million in 2Q18.
▪	Gross profit was $174.5 million in 3Q18, compared to $217.8 million ($165.0 million, excluding technology licensing revenue) in 2Q18.
▪	Gross margin was 20.5% in 3Q18, compared to 24.5% (19.7%, excluding technology licensing revenue) in 2Q18.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	3Q18	2Q18	QoQ	3Q17	YoY
Operating expenses	180,371	198,697	-9.2%	154,592	16.7%
Research and development, net	152,968	147,177	3.9%	106,848	43.2%
General and administrative	50,535	48,801	3.6%	46,104	9.6%
Selling and marketing	6,102	8,139	-25.0%	9,587	-36.4%
Other operating income	(29,234)	(5,420)	439.4%	(7,947)	267.9%

▪

R&D expenses increased by $5.8 million QoQ to $153.0 million in 3Q18, compared to $147.2 million in 2Q18. Excluding the funding of R&D contracts from the government, R&D expenses increased by $6.1 million QoQ to $172.3 million in 3Q18. The change was mainly due to higher level of R&D activities in 3Q18. Funding of R&D contracts from the government was $19.3 million in 3Q18, compared to $19.0 million in 2Q18.

▪	The increase in other operating income was mainly due to 1) an increase in government funding received in 3Q18 and 2) higher gain on the disposal of equipment and living quarters in 3Q18.

Other Income (Expense), Net

Amounts in US$ thousands	3Q18	2Q18	QoQ	3Q17	YoY
Other income (expense), net	17,843	14,955	19.3%	7,290	144.8%
Interest income	18,689	12,640	47.9%	6,545	185.5%
Finance costs	8,212	(10,645)	-	12,906	-36.4%
Foreign exchange gains or losses	(9,223)	10,490	-	(11,685)	-21.1%
Other gains or losses, net	1,781	4,375	-59.3%	(1,657)	-
Share of (loss) gain of investment accounted for using equity method	(1,616)	(1,905)	-15.2%	1,181	-

▪	The finance costs in 3Q18 were covered by the interest subsidies received from the government.
▪

Foreign exchange gains or losses were mainly due to the net impact of cash flow hedging and the depreciation of RMB against USD in 3Q18. Foreign monetary assets mainly consist of cash and cash equivalent and trade and other receivables in RMB. Foreign monetary liabilities mainly consist of borrowings, medium-term notes and trade and other payables in RMB.

Depreciation and Amortization

Amounts in US$ thousands	3Q18	2Q18	QoQ	3Q17	YoY
Depreciation and amortization	259,076	267,528	-3.2%	243,196	6.5%

Liquidity

Amounts in US$ thousands	3Q18	2Q18
Cash and cash equivalent	822,619	1,414,260
Restricted cash - current	586,086	349,974
Derivative financial instruments	4,834	8,931
Financial assets at fair value through profit or loss - current	47,945	60,412
Financial assets at amortized cost	2,082,233	1,235,633
Trade and other receivables	926,317	919,490
Prepayment and prepaid operating expenses	40,255	46,754
Inventories	697,964	697,021
Assets classified as held-for-sale	12,912	18,546
Total current assets	5,221,165	4,751,021

Current tax liabilities	7,664	6,065
Derivative financial instruments	18,797	2,541
Accrued liabilities	146,628	136,677
Deferred government funding	227,816	188,981
Medium-term notes - current	217,554	225,996
Short-term borrowings	728,097	781,134
Contract liabilities	57,845	66,404
Trade and other payables	1,050,283	949,440
Other liabilities	32,188	45,101
Total current liabilities	2,486,872	2,402,339

Cash Ratio(1)	0.3x	0.6x
Quick Ratio(2)	1.8x	1.7x
Current Ratio(3)	2.1x	2.0x

Note:

(1)	Cash and cash equivalent divided by total current liabilities.
(2)	Current assets excluding inventories divided by total current liabilities
(3)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	3Q18	2Q18
Cash and cash equivalent	822,619	1,414,260
Financial assets at fair value through profit or loss - current(1)	47,945	60,412
Financial assets at amortized cost(2)	2,082,233	1,235,633

Short-term borrowings	728,097	781,134
Long-term borrowings	1,465,548	1,532,739
Medium-term notes	217,554	225,996
Convertible bonds	414,706	410,819
Corporate bonds	498,075	497,609
Total debt	3,323,980	3,448,297

Net debt(3)	371,183	737,992
Equity	7,968,663	7,614,756
Total debt to equity ratio(4)	41.7%	45.3%
Net debt to equity ratio(5)	4.7%	9.7%

Note:

(1)	Mainly contains financial products sold by bank.
(2)	Mainly contains bank deposits over 3 months.
(3)	Total debt minus cash and cash equivalent, financial assets at fair value through profit or loss and financial assets at amortized cost.
(4)	Total debt divided by equity.
(5)	Net debt divided by equity.

Cash Flow

Amounts in US$ thousands	3Q18	2Q18
Net cash from operating activities	216,487	110,731
Net cash used in investing activities	(1,086,068)	(647,929)
Net cash from financing activities	308,802	958,474
Effect of exchange rate changes	(30,862)	(15,499)
Net change in cash and cash equivalent	(591,641)	405,777

Capex Summary

▪	Capital expenditures were $527.8 million in 3Q18, compared to $558.7 million in 2Q18.
▪

The planned 2018 capital expenditures for foundry operations decreased from approximately $2.3 billion to approximately $2.0 billion, of which approximately $1.2 billion are expected to be spent for the expansion of capacity in our majority-owned Beijing 300mm fab, Tianjin 200mm fab and Shanghai 300mm fab and approximately $0.3 billion is mainly expected to be used for R&D equipment.

▪	The planned 2018 capital expenditures for non-foundry operations are approximately $110.3 million, mainly for the construction of employee’s living quarters.

Recent Highlights and Announcements

▪	Voluntary Announcement - Clarification on Recent False Media Reports (2018-10-25)
▪	Form of Proxy for Use at the Extraordinary General Meeting to be Held on 7 November 2018 (2018-10-19)
▪

Circulars - (1) Continuing Connected Transactions in relation to Framework Agreement and (2) Continuing Connected Transactions in relation to Centralised Fund Management Agreement and (3) Connected Transaction in relation to Proposed Grant of Restricted Share Units to a Former Independent Non-Executive Director, a Non-Executive Director and an Independent Nonexecutive Director and (4) Notice of Extraordinary General Meeting (2018-10-19)

▪	Notification of Board Meeting (2018-10-10)
▪	Further Announcement in relation to the Centralised Fund Management Agreement and Framework Agreement with Semiconductor Manufacturing South China Corporation (2018-09-19)
▪	Next Day Disclosure Return (2018-09-19)
▪	(1) Grant of Share Options and (2) Non-Exempt Connected Transactions - Proposed Grant of Restricted Share Units to Directors (2018-09-13)
▪	Circulars - Notification Letter and Request Form for Non-registered Shareholders (2018-09-11)
▪	Circulars - Notification Letter for Registered Shareholders (2018-09-11)
▪	Circulars - Notification Letter and Change Request Form to registered holders (2018-09-11)
▪	Circulars - Letter and Reply Form to New Registered Shareholders - Election of Means of Receipt and Language of Corporate Communication (2018-09-11)
▪	2018 Interim Report (2018-09-11)
▪	Voluntary Announcement Subscription of Shares in JCET (2018-08-31)
▪	Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2018 (2018-08-30)
▪	Notification of Board Meeting (2018-08-16)
▪	Clarification Announcement (2018-08-16)
▪	Connected Transaction Capital Contribution and Deemed Disposal of Equity Interest In SGS (2018-08-14)
▪	Connected Transaction in relation to the Subscription of the Oriented Debt Financing Instrument (2018-08-13)
▪	SMIC Reports Unaudited Results for the Three Months Ended June 30, 2018 (2018-08-09)
▪	Revision of the Existing Annual Caps for Continuing Connected Transactions in relation to Framework Agreement (2018-07-25)
▪	Change of Registered Office in the Cayman Islands (2018-07-25)
▪	2017 Corporate Social Responsibility Report (2018-07-25)
▪	Centralised Fund Management Agreement and Framework Agreement with Semiconductor Manufacturing South China Corporation (2018-07-13)
▪	Notification of Board Meeting (2018-07-10)
▪	Connected Transaction in relation to the Subscription of the Oriented Debt Financing Instrument (2018-07-06)
▪	List of Directors and their Roles and Functions (2018-07-03)
▪	Resignation of Vice Chairman and Non-Executive Director (2018-07-03)

Please visit SMIC’s website at

http://www.smics.com/en/site/news and http://www.smics.com/en/site/comapny_statutoryDocuments for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

	For the three months ended
	September 30, 2018	June 30, 2018
	(Unaudited)	(Unaudited)

Revenue	850,662	890,713
Cost of sales	(676,119)	(672,880)
Gross profit	174,543	217,833
Research and development expenses, net	(152,968)	(147,177)
General and administration expenses	(50,535)	(48,801)
Sales and marketing expenses	(6,102)	(8,139)
Other operating income (expense), net	29,234	5,420
Operating expenses	(180,371)	(198,697)
(Loss) profit from operations	(5,828)	19,136
Other income (expense), net	17,843	14,955
Profit before tax	12,015	34,091
Income tax expense	(4,424)	(2,426)
Profit for the period	7,591	31,665
Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(28,192)	(18,510)
Cash flow hedges	758	16,831
Items that will not be reclassified to profit or loss
Actuarial gains and losses on defined benefit plans	159	767
Total comprehensive (loss) income for the period	(19,684)	30,753
Profit (loss) for the period attributable to:
Owners of the Company	26,559	51,599
Non-controlling interests	(18,968)	(19,934)
	7,591	31,665
Total comprehensive income (loss) for the period attributable to:
Owners of the Company	(383)	51,047
Non-controlling interests	(19,301)	(20,294)
	(19,684)	30,753

Earnings per share
Basic	$0.00*	$0.01
Diluted	$0.00*	$0.01
Earnings per ADS
Basic	$0.02	$0.05
Diluted	$0.02	$0.05

Shares used in calculating basic earnings per share	5,013,969,014	4,932,093,621
Shares used in calculating diluted earnings per share	5,040,170,729	5,340,408,020

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP operating expenses(1)	(227,588)	(217,311)
EBITDA(2)	262,879	312,264
EBITDA margin(2)	30.9%	35.1%

* Basic and diluted earnings per share were $0.0049.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

Note:

(1)

Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding, impairment loss of machinery and equipment, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	September 30, 2018	June 30, 2018	September 30, 2017
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(180,371)	(198,697)	(154,592)
Employee bonus accrued	1,166	2,916	-
Government funding	(39,422)	(21,162)	(28,459)
Accrual of impairment loss of machinery and equipment	-	443	-
(Gain) loss on the disposal of machinery and equipment	(8,210)	890	(4,972)
Gain from the disposal of living quarters	(751)	(1,701)	(1,074)
Non-GAAP operating expenses	(227,588)	(217,311)	(189,097)

(2)

EBITDA is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax benefit and expense. EBITDA margin is defined as EBITDA divided by revenue. SMIC uses EBITDA margin as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

The following table sets forth the reconciliation of EBITDA and EBITDA margin to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	September 30, 2018	June 30, 2018	September 30, 2017
	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	7,591	31,665	30,590
Finance costs	(8,212)	10,645	(12,906)
Depreciation and amortization	259,076	267,528	243,196
Income tax expense (benefit)	4,424	2,426	(595)
EBITDA	262,879	312,264	260,285
Profit margin	0.9%	3.6%	4.0%
EBITDA margin	30.9%	35.1%	33.8%

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US$ thousands)

	As of
	September 30, 2018	June 30, 2018
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	6,835,004	6,867,740
Land use right	91,548	92,084
Intangible assets	144,444	159,491
Investments in associates	943,228	879,593
Investments in joint ventures	17,932	19,645
Deferred tax assets	45,809	45,612
Financial assets at fair value through profit or loss	43,645	36,788
Derivative financial instruments	4,970	14,611
Restricted cash	8,468	8,528
Other assets	11,484	8,736
Total non-current assets	8,146,532	8,132,828
Current assets
Inventories	697,964	697,021
Prepayment and prepaid operating expenses	40,255	46,754
Trade and other receivables	926,317	919,490
Financial assets at fair value through profit or loss	47,945	60,412
Financial assets at amortized cost	2,082,233	1,235,633
Derivative financial instruments	4,834	8,931
Restricted cash	586,086	349,974
Cash and cash equivalent	822,619	1,414,260
	5,208,253	4,732,475
Assets classified as held-for-sale	12,912	18,546
Total current assets	5,221,165	4,751,021
TOTAL ASSETS	13,367,697	12,883,849

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.004 par value, 10,000,000,000 shares authorized, 5,046,191,678 and 4,993,774,148 shares outstanding at September 30, 2018 and June 30, 2018, respectively(1)	20,214	19,975
Share premium(1)	5,008,538	4,928,537
Treasury shares(3)	(7,761)	-
Reserves	117,733	143,017
Retained earnings	310,428	283,869
Equity attributable to owners of the Company	5,449,152	5,375,398
Perpetual subordinated convertible securities(2)	564,073	264,073
Non-controlling interests	1,956,191	1,975,285
Total equity	7,969,416	7,614,756
Non-current liabilities
Borrowings	1,465,548	1,532,739
Convertible bonds	414,706	410,819
Bonds payable	498,075	497,609
Deferred tax liabilities	15,373	15,245
Deferred government funding	396,423	268,777
Derivative financial instruments	20,307	2,833
Other financial liabilities	11,920	12,393
Other liabilities	89,057	126,339
Total non-current liabilities	2,911,409	2,866,754
Current liabilities
Trade and other payables	1,050,283	949,440
Contract liabilities	57,845	66,404
Borrowings	728,097	781,134
Medium-term notes	217,554	225,996
Deferred government funding	227,816	188,981
Accrued liabilities	146,628	136,677
Derivative financial instruments	18,797	2,541
Current tax liabilities	7,664	6,065
Other liabilities	32,188	45,101
Total current liabilities	2,486,872	2,402,339
Total liabilities	5,398,281	5,269,093
TOTAL EQUITY AND LIABILITIES	13,367,697	12,883,849

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In US$ thousands)

Note:

(1)

On April 23, 2018, the Company entered into the share subscription agreement with China Integrated Circuit Industry investment Fund Co., Ltd. (“China IC Fund”) and Xinxin (Hongkong) Capital Co., Limited (“Xinxin HK”, wholly-owned by China IC Fund), pursuant to which, on and subject to the terms of the share subscription agreement, the Company conditionally agreed to issue, and China IC Fund, through Xinxin HK, conditionally agreed to subscribe for 57,054,901 shares of the Company at the price of HK$10.65 per share. On August 29, 2018, the Company completed the issue of 57,054,901 shares in the principal amount of HK$607.6 million (approximately US$77.4 million) pursuant to the share subscription agreement.

(2)

On April 23, 2018, the Company entered into the perpetual subordinated convertible securities (“PSCS”) subscription agreement with China IC Fund and Xinxin HK, pursuant to which, on and subject to the terms of the PSCS subscription agreement, the Company conditionally agreed to issue, and China IC Fund, through Xinxin HK, conditionally agreed to subscribe for PSCS in an aggregate principal amount of US$300.0 million with an initial conversion price of HK$12.78 per share). On August 29, 2018, the Company completed the issue of the PSCS in the principal amount of US$300.0 million. Assuming full conversion of the PSCS at the initial conversion price of HK$12.78 per share, the PSCS will be convertible into 183,178,403 shares of the Company.

(3)

On September 27, 2018, the company repurchased 7,291,000 ordinary shares on-market. The buy-back was approved by shareholders at the annual general meeting on June 22, 2018. The ordinary shares were acquired at an average price of HK$8.32 per share, with prices ranging from HK$8.27 to HK$8.36. The total cost of HK$60.8 million (approximately US$7.8 million) was deducted from the shareholder equity. In September, the Company has prepaid US$20.0 million to the securities company for repurchasing ordinary shares.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In US$ thousands)

	For the three months ended
	September 30, 2018	June 30, 2018
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	7,591	31,665
Depreciation and amortization	259,076	267,528
Share of loss of investment accounted for using equity method	1,616	1,905
Increase in working capital and others	(51,796)	(190,367)
Net cash from operating activities	216,487	110,731

Cash flow from investing activities:
Payments to acquire financial assets at fair value through profit or loss	(31,964)	(41,434)
Proceeds from sale of financial assets at fair value through profit or loss	34,030	129,191
Payments to acquire financial assets at amortized cost	(1,020,098)	(1,605,503)
Proceeds from sale of financial assets at amortized cost	194,622	1,492,470
Payments for property, plant and equipment	(477,782)	(534,454)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale(1)	312,507	13,925
Payments for intangible assets	(4,582)	(408)
Net cash outflow for deconsolidation of subsidiaries	-	(5,549)
Payment to acquire joint ventures and associates	(104,610)	(96,928)
Proceeds from disposal of associate	4,404	-
Distributions received from joint venture and associates	7,405	761
Net cash used in investing activities	(1,086,068)	(647,929)

Cash flow from financing activities:
Proceeds from borrowings	57,490	245,361
Repayment of borrowings	(107,864)	(95,418)
Proceeds from issuance of shares	77,407	83,502
Proceeds from issuance of perpetual subordinated convertible securities	300,000	200,000
Distribution paid to perpetual subordinated convertible securities holders	-	(650)
Proceeds from exercise of employee stock options	1,771	1,729
Proceeds from non-controlling interests – capital contribution	-	523,950
Payments to acquire treasury shares	(20,002)	-
Net cash from financing activities	308,802	958,474

Effects of exchange rate changes on the balance of cash held in foreign currencies	(30,862)	(15,499)

Net (decrease) increase in cash and cash equivalent	(591,641)	405,777
Cash and cash equivalent, beginning of period	1,414,260	1,008,483

Cash and cash equivalent, end of period	822,619	1,414,260

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In US$ thousands)

Note:

(1)

In July 2018, there were four arrangements in consideration of US$306.8 million entered into by the Group with Xinhe Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing) in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the arrangements. As the repurchase prices were set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transactions were accounted as gain of US$7.4 million from the disposal of property, plant and equipment followed with an operating lease.

By order of the Board

Semiconductor Manufacturing International Corporation

Dr. Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, November 7, 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only